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                              BIOVAIL CORPORATION
            NOTICE OF ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS

    NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Biovail Corporation (the "Company") will be held at The Royal York Hotel, Territories Room, 100 Front Street West, Toronto, Ontario, Canada at
10.00 a.m., (Toronto time), on Monday, June 26(th), 2000, for the following purposes:

1. To receive the financial statements of the Company for the year ended December 31, 1999, and the report of the auditors thereon;

2.  To elect directors;

3.  To reappoint Ernst & Young LLP as auditors;

4. To consider and, if deemed appropriate, adopt, with or without variation, a special resolution (the full text of which is reproduced as Schedule "A" to the accompanying Management Information Circular and Proxy Statement) authorizing the Company, should the directors so determine, to apply for a certificate of amendment under the BUSINESS CORPORATIONS ACT (ONTARIO) to amend the articles of the Company to provide for the division, on a two-for-one basis, or on a three-for-one basis, of its common shares, as described in the accompanying Management Information Circular attached hereto;

5. To transact such other business as may properly be brought before the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Kenneth C. Cancellara
Secretary
Mississauga, Ontario
May 19, 2000

    SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE INVITED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY WHICH WILL BE USED AT THE MEETING IF RECEIVED BY THE COMPANY'S TRANSFER AGENT NO LATER THAN THE CLOSE OF BUSINESS (LOCAL
    TIME) ON THE BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF AT CIBC MELLON TRUST COMPANY PROXY DEPARTMENT, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA, M5A 4K9.